August 9, 2024 Securities and Exchange Commission Division of Corporation Finance Office of Technology 100 F Street, NE Washington, DC 20549 Attn: Melissa Kindelan Christine Dietz Re: NCR Atleos Corp Form 10-K for the fiscal year ended December 31, 2023 Form 8-K/A Furnished March 26, 2024 Form 8-K Furnished May 13, 2024 File No. 001-41728 Ladies and Gentlemen: NCR Atleos Corporation (“Atleos”, the “Company”, “we”, “us” or “our”) hereby submits this letter in response to comments from staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated July 15, 2024 (the “Comment Letter”) relating to the Company’s Form 10-K for the fiscal year ended December 31, 2023 filed on March 26, 2024, the Company’s Form 8-K/A furnished on March 26, 2024 and the Company’s Form 8-K furnished on May 13, 2024. The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s Division of Corporation Finance, Office of Technology comments in bold and italicized type below. Form 10-K for the fiscal year ended December 31, 2023 Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Strategic Financial Metrics, page 46 1. We note you no longer disclose total units owned/managed/serviced; ATM-as-a- service; and payment transactions as performance metrics, which you indicated in your response letter dated June 23, 2023, you use to monitor your ability to retain and grow your customer base. We also note you currently disclose ATMaaS Units and ARR for the self-service banking segment and self-service banking terminal network units and LTM ARPU for the network segment as key strategic metrics in the supplemental materials in the Form 8-K furnished on May 13, 2024. Please revise to incorporate these measures included and discussed in the supplemental materials, and any other measures used to monitor customer retention and renewals or otherwise evaluate your business and monitor performance. Refer to SEC Release 33-10751.

August 9, 2024 Page Two The Company respectfully acknowledges the Staff's comment and advises the Staff that the Company considers revenue and adjusted EBITDA to be the most important metrics on which the Company’s executives focus when evaluating the financial condition and operating performance of the Company. On October 16, 2023, Atleos was spun out from NCR Voyix Corporation (f/k/a NCR Corporation), and the new management team was put in place. The Atleos management team then re-evaluated which key performance indicators and metrics were necessary to provide an understanding of its financial condition and results of operations. With respect to total units owned/managed/serviced and payment transactions, management concluded that, due to the relative mix of units and transaction types, movement in these metrics does not directly correlate to financial performance and could cause confusion and misunderstanding of our operating results among investors. As such, these metrics are no longer used to measure business performance and were removed from our disclosures. The ATM as a Service (“ATMaaS”) units metric was removed from MD&A because it relates to less than 4% of fiscal 2023 revenues (6% of fiscal 2023 Self-Service Banking segment revenue) and therefore was not considered material to an understanding of our results of operations and financial condition. However, Company management continues to believe this metric may be useful to investors and management in measuring the Company’s achievement of strategic goals related to the ATM as a Service business and an understanding of changes in gross margin of the Self-Service Banking segment over time. Therefore, we have continued to include this metric in our supplementary information provided to investors and will revise our disclosures to incorporate this measure into MD&A in future filings. Regarding Annualized Recurring Revenue (“ARR”) for the Self-Service Banking segment and last-twelve months average revenue per unit (“LTM ARPU”) for the Network segment, we respectfully advise the Staff that these are supplementary metrics provided to investors to assist them in evaluating the Company’s progression toward its long-term strategic goals, but do not necessarily correlate to current period financial outcomes; nor do we believe they enhance a reader’s understanding of MD&A. Furthermore, management does not measure itself internally against these metrics. The Company has nevertheless disclosed these metrics in supplementary materials because it believes such disclosure could assist investors in understanding the conversion of the business to recurring revenue streams and the improved monetization of our ATM fleet over a specified period, excluding the impact of seasonality. Self-service banking terminal network units are disclosed in supplementary information to provide transparency in the calculation of LTM ARPU and do not, on their own, represent a key financial metric essential to the understanding of the Network business. Therefore, we expect to continue to include these metrics in our supplementary information provided to investors but do not plan to revise our disclosures to incorporate this measure into MD&A.

August 9, 2024 Page Three We will consider other key performance metrics on a forward-looking basis as the Company’s business continues to evolve. Consolidated Results Gross Margin, page 49 2. We note your disclosure of a non-GAAP measure, gross margin as a percentage of revenue excluding amounts such as, reserves on net assets transferred, amortization of acquisition-related intangibles, and stock-based compensation expense; however, you have not provided the disclosures required by Item 10(e)(1)(i) of Regulation S-K nor have you labeled it as non-GAAP. Please revise to provide the required disclosures or alternatively incorporate the quantitative impact of these items in your discussion of the change in gross margin. Similar revisions should be made in your discussion on selling, general and administrative expense as well as research and development expenses. The Company respectfully acknowledges the Staff’s comment, and we will revise the relevant disclosure in future filings. Please see Appendix A for our amended disclosure examples. Form 8-K/A Furnished March 26, 2024 Exhibit 99.2, page 30 3. We note your presentation of segment results on slides 29-31. Please explain your intention in presenting slide 29 including the disclosure of income from operations by segment and tell us whether your chief operating decision maker uses income from operations when assessing performance. In this regard, we note that in your Form 10- K your disclosures on page 88 indicate that Adjusted EBITDA is your segment measure of performance. Also, explain why the segment results in table 30 are labeled as non-GAAP. Refer to Question 104.01 of the Non-GAAP C&DIs. The Company respectfully acknowledges the Staff’s comment, and notes that we included incremental information on our segments on slides 29-31, including the disclosure of income from operations, for modeling purposes only at the request of certain investor analysts. Our Chief Operating Decision Maker (CODM) does not use income from operations when assessing segment performance or deciding how to allocate resources. The CODM only uses Adjusted EBITDA to assess segment performance and allocate Company resources, and therefore we believe that this measure of segment profit or loss is the appropriate measure to report in our Segment footnote under ASC 280-10- 50-28A. We agree that Adjusted EBITDA on table 30 should not be labeled as non- GAAP as Adjusted EBITDA for the reportable segments is considered the Company’s GAAP measure of segment profit or loss. Please see Appendix B for our proposed adjustments to Slides 29-31, which we will revise as presented in future materials furnished to the Commission.

August 9, 2024 Page Four Form 8-K Furnished May 13, 2024 Exhibit 99.1, page 1 4. Please revise the bullets on page 1 to present the comparable GAAP measures of net loss and operating cash flow with equal or greater prominence to your non-GAAP measures, adjusted EBITDA and adjusted free cash flow, respectively. Refer to Question 102.10(a) of the non-GAAP C&DIs. The Company respectfully acknowledges the Staff’s comment and will include the comparable GAAP measures and disclosures with equal or greater prominence in future reports and exhibits filed with the Commission and future earnings releases furnished to the Commission. * * * In connection with our response to the Staff’s comments, we acknowledge that the Company and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Please direct any questions or comments regarding this letter to the undersigned at 770- 689-2190 or PaulJ.Campbell@ncratleos.com. Sincerely, /s/ Paul J. Campbell Paul J. Campbell Executive Vice President and Chief Financial Officer NCR Atleos Corp cc: Ricardo J. Nuñez, NCR Atleos Corp Keith M. Townsend, King & Spalding LLP Trevor G. Pinkerton, King & Spalding LLP

Appendix A

Appendix A “Non-GAAP Financial Measures and Use of Certain Terms” will be revised to include the following additional paragraph and table(s): Adjusted gross margin as a percentage of revenue (non-GAAP), Adjusted selling, general and administrative expenses as a percentage of revenue (non-GAAP) and Adjusted research and development expenses as a percentage of revenue (non-GAAP). Atleos’ Adjusted gross margin rate (non-GAAP), Adjusted selling, general and administrative expenses as a percent of revenue (non-GAAP) and Adjusted research and development expenses as a percent of revenue (non-GAAP) are determined by excluding, as applicable: acquisition-related costs; pension settlements, pension curtailments and pension special termination benefits; separation-related costs; amortization of acquisition- related intangibles; stock-based compensation expense; transformation and restructuring charges (which includes integration, severance and other exit and disposal costs); and other special (expense) income items from Atleos’ GAAP gross margin, selling, general and administrative expenses, and research and development expenses, respectively. Due to the nature of these special items, Atleos’ management uses these non-GAAP measures to evaluate year-over-year operating performance. Atleos believes these measures are useful for investors because they may provide a more complete understanding of Atleos’ underlying operational performance, as well as consistency and comparability with Atleos’ past reports of financial results. Reconciliation of Gross Margin Rate (Gross Margin as a Percentage of Revenue) (GAAP) to Adjusted Gross Margin Rate (Adjusted Gross Margin as a Percentage of Revenue) (Non-GAAP) 2023 2022 2021 Gross Margin Rate (GAAP) 22.3% 22.2% 25.1% Plus: Special Items Transformation and restructuring 0% 0.4% 0.4% Stock-based compensation expense 0.5% 0.7% 1.0% Acquisition-related amortization of intangibles 1.5% 1.5% 0.9% Separation costs 1.2% 0% 0% Russia operations 0% 0.2% (0.1)% Adjusted Gross Margin Rate (Non-GAAP) 25.5% 25.0% 27.3%

Appendix A Reconciliation of Selling, General and Administrative Expenses (“SG&A”) as a Percentage of Revenue (GAAP) to Adjusted SG&A as a Percentage of Revenue (Non-GAAP) 2023 2022 2021 SG&A as a percentage of revenue (GAAP) 14.0% 14.2% 15.1% Plus: Special Items Transformation and restructuring (0.2)% (0.9)% (0.2)% Stock-based compensation expense (1.1)% (0.8)% (1.2)% Acquisition-related amortization of intangibles (0.8)% (1.0)% (0.6)% Separation costs (2.3)% 0% 0% Russia operations 0% (0.1)% 0% Acquisition-related 0% (0.2)% (2.2)% Adjusted SG&A as a percentage of revenue (Non-GAAP) 9.6% 11.2% 10.9% Reconciliation of Research and Development Expenses (“R&D”) as a Percentage of Revenue (GAAP) to Adjusted R&D as a Percentage of Revenue (Non-GAAP) 2023 2022 2021 R&D as a percentage of revenue (GAAP) 1.8% 1.5% 3.0% Plus: Special Items Transformation and restructuring 0% (0.1)% (0.1)% Stock-based compensation expense (0.1)% (0.1)% (0.1)% Separation costs (0.1)% 0% 0% Adjusted R&D as a percentage of revenue (Non-GAAP) 1.6% 1.3% 2.8%

Appendix A “Gross Margin” will be revised as follows: Gross margin as a percentage of revenue was 22.3% in 2023 compared to 22.2% in 2022. Gross margin for the year ended December 31, 2023 included $51 million of reserves on net assets transferred and incremental retention costs paid out as part of the Spin-off from Voyix, $65 million related to amortization of acquisition-related intangible assets, $20 million of stock-based compensation expense, and $1 million related to transformation and restructuring costs. Gross margin for the year ended December 31, 2022 included $60 million related to amortization of acquisition-related intangible assets, $27 million of stock-based compensation expense, $17 million related to transformation and restructuring costs, and $10 million related to operating losses, impairments and other actions taken with respect to our operations in Russia. Excluding these items, adjusted gross margin as a percentage of revenue (non-GAAP) increased slightly from 25.0% to 25.5%. Following the series of geopolitical and macroeconomic challenges that had a significant impact on costs in the first and second quarters of 2022, we took action to mitigate these impacts and have had reductions in fuel, shipping costs and component parts cost compared to prior year which has improved our product gross margins by approximately $64 million. These improvements were partially offset in our services gross margin by increased interest rates driving $46 million of higher rental cost on our vault cash agreements. “Selling, General and Administrative Expenses” will be revised as follows: Selling, general, and administrative expenses were $585 million in 2023, compared to $586 million in 2022. As a percentage of revenue, selling, general and administrative expenses were 14.0% in 2023 and 14.2% in 2022. In 2023, selling, general and administrative expenses included $8 million of transformation and restructuring costs, $43 million of stock-based compensation expense, $33 million of acquisition-related amortization of intangibles, and $97 million in IT separation, consulting, audit, legal, and incremental retention costs related to the Company’s Spin-off from Voyix. In 2022, selling, general and administrative expenses included $38 million of transformation and restructuring costs, $35 million of stock-based compensation expense, $40 million of acquisition-related amortization of intangibles, $8 million of acquisition-related costs, and $3 million of costs related to actions taken with respect to our operations in Russia. Excluding these items, adjusted selling, general and administrative expenses as a percent of revenue (non-GAAP) decreased from 11.2% in 2022 to 9.6% in 2023, due to higher allocated IT infrastructure costs of $13 million in the second quarter of 2022 related to the enterprise resource planning (“ERP”) system conversion as well as lower real estate costs compared to prior year driven by cost mitigation actions implemented. “Research and Development Expenses” will be revised as follows: Research and development expenses were $77 million in 2023, compared to $64 million in 2022. As a percentage of revenue, these costs were 1.8% in 2023 and 1.5% in 2022. In 2023, research and development expenses included $5 million of stock-based compensation expense and $3 million of costs related to the Company’s separation from

Appendix A Voyix. In 2022, research and development expenses included $8 million of transformation and restructuring costs and $4 million of stock-based compensation expense. After considering these items, adjusted research and development expenses as a percentage of revenue (non-GAAP) increased from 1.3% in 2022 to 1.6% in 2023 due to higher employee benefit related costs in 2023.

Appendix B

Q1 2024 SEGMENT RESULTS – GAAP* $ in millions * Figures presented in this table are calculated in accordance with U.S. GAAP. In accordance with ASC 280, Segment Reporting, the Company uses Adjusted EBITDA to assess segment performance and allocate Company resources. No other measures, including income from operations, are considered by management in assessing performance nor does the chief operating decision maker use income from operations when assessing performance. Therefore, Adjusted EBITDA is considered the Company’s GAAP measure of segment profit or loss. The supplementary segment-level information included on this slide is provided for modeling purposes only. 1. Other represents certain other immaterial business operations, including commerce-related operations in countries that Voyix exited that are aligned to Atleos, that do not represent a reportable segment. For periods after the separation from Voyix, Other also includes revenues from commercial agreements with Voyix. 2. Corporate includes income and expenses related to corporate functions that are not specifically attributable to an individual reportable segment. 3. Selling, general and administrative expenses is presented as "SG&A“ and research and development expenses is presented as "R&D" above. 29

NCR ATLEOS

Q1 2024 SEGMENT RESULTS - NON-GAAP

$ in millions

	Self-Service Banking	Network	T&T	Other[1][4]	Corporate Unallocated[2][4]	Total[4]
Product Revenue	$190	$17	$2	$31	$—	**$240**
Service Revenue	$438	$293	$49	$30	$—	**$810**
Total Revenue	$628	$310	$51	$61	$—	**$1,050**
Adjusted Cost of Products (non-GAAP)	$150	$16	$2	$29	$15	**$212**
Adjusted Cost of Services (non-GAAP)	$307	$206	$33	$26	$22	**$594**
Adjusted SG&A and R&D Expenses[3] (non-GAAP)	$50	$29	$6	$2	$41	**$128**
Adjusted Income from Operations (non-GAAP)	$121	$59	$10	$4	$(78)	**$116**
Adjusted EBITDA[4]	$134	$86	$10	$4	$(72)	**$162**

1. Other represents certain other immaterial business operations, including commerce-related operations in countries that Voyix exited that are aligned to Atleos, that do not represent a reportable segment. For periods after the separation from Voyix, Other also includes revenues from commercial agreements with Voyix.

2. Corporate includes income and expenses related to corporate functions that are not specifically attributable to an individual reportable segment.

3. Selling, general and administrative expenses is presented as "SG&A" and research and development expenses is presented as "R&D" above.

4. In accordance with ASC 280, Segment Reporting, the Company uses Adjusted EBITDA to measure segment performance. Therefore, Adjusted EBITDA for the reportable segments is considered its GAAP measure of segment profit or loss. We have provided Adjusted EBITDA for Other, Corporate and Total Company on a supplementary basis in order to facilitate a reconciliation of total Adjusted EBITDA to consolidated net income. Supplementary segment-level information provided on this slide is for modeling purposes only and is not considered by Company management in assessing segment performance.

30

Q1 2024 GAAP* TO NON-GAAP Segment Reconciliation $ in millions * Figures presented in this column are calculated in accordance with U.S. GAAP. This reconciliation is provided to facilitate an understanding of the supplementary segment-level information provided on the preceding slides and the adjustments to arrive at the non-GAAP amounts. Figures presented above that are non-bolded represent the only segments that create adjustments from GAAP to non-GAAP for the applicable bolded Total financial results above. The reconciliations above do not include figures that do not differ from the GAAP figures presented on the prior pages. Therefore, GAAP and Non-GAAP column totals may not sum from segment rows above. 31